UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58780/October 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13142

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In the Matter of :	
:	ORDER MAKING FINDINGS AND
AQUA VIE BEVERAGE CORP., :	REVOKING REGISTRATIONS BY
ASIA BIOTECHNOLOGY GROUP, INC., :	DEFAULT AS TO SIX RESPONDENTS
CARAVAN ACQUISITION CORP., :	
CENTURY INVESTMENTS :	
INTERNATIONAL, INC., :	
DIVERSIFIED HOLDINGS :	
INTERNATIONAL, INC., :	
MILINX BUSINESS GROUP, INC., and :	
MSC GROUP, INC. :	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 20, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in compliance with Rule 141 of the Commission's Rules of Practice by August 25, 2008. When the time for filing Answers to the OIP expired, no Answers had been received.

By Order dated September 17, 2008, I directed each Respondent to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. Respondent Aqua Vie Beverage Corp. replied to the Order to Show Cause. The other six Respondents did not reply to the Order to Show Cause, and the time for replying has expired. Accordingly, these six Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Asia Biotechnology Group, Inc. (Asia Biotechnology) (CIK No. 1302646), is a forfeited Delaware corporation located in Harbin, Heilongjiang Province, China, with a class of equity securities registered pursuant to Exchange Act Section 12(g). Asia Biotechnology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of $2,500 for the prior three months. As of August 5, 2008, the company's common stock (symbol ABTH) was traded on the over-the-counter markets.

Caravan Acquisition Corp. (Caravan) (CIK No. 1107602) is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of equity securities registered pursuant to Exchange Act Section 12(g). Caravan is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $6,074 for the prior three months.

Century Investments International, Inc. (Century Investments) (CIK No. 1046134), is a void Delaware corporation located in Seattle, Washington, with a class of equity securities registered pursuant to Exchange Act Section 12(g). Century Investments is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998.

Diversified Holdings International, Inc. (Diversified) (CIK No. 1046135), is a void Delaware corporation located in Seattle, Washington, with a class of equity securities registered pursuant to Exchange Act Section 12(g). Diversified is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998.

Milinx Business Group, Inc. (Milinx) (CIK No. 1088815), is a void Delaware corporation located in Las Vegas, Nevada, with a class of equity securities registered pursuant to Exchange Act Section 12(g). Milinx is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed its Form 10-Q for the period ended March 31, 2002, which reported a net loss of $583,521 for the prior three months. On August 16, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Washington. The case was dismissed on December 19, 2002. As of August 5, 2008, the company's stock (symbol MIXB) was traded on the over-the-counter markets.

MSC Group, Inc. (MSC) (CIK No. 1107573), is a void Delaware corporation located in Singapore City, Singapore, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). MSC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $250,605 for the prior three months.

These six Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance at their most recent address shown in their most recent filing with the Commission, or did not receive the letters because of their failure to keep an updated address on file with the Commission as required by Commission rules.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of their failure to file required periodic filings, these six Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Asia Biotechnology Group, Inc., Caravan Acquisition Corp., Century Investments International, Inc., Diversified Holdings International, Inc., Milinx Business Group, Inc., and MSC Group, Inc., are revoked.

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James T. Kelly
Administrative Law Judge